Exhibit 99.3

Jonathan Litt

Founder & CIO

January 18, 2022

American Campus Communities, Inc.

12700 Hill Country Blvd

Suite T-200

Austin, TX 78738

Attn: Cydney	Donnell

Chair of the Board of Directors

Dear Cydney,

Thank you for your letter dated January 5, 2022. As you know, Land & Buildings Investment Management,LLC (“Land & Buildings”, “we” or us”) has repeatedly tried to work collaboratively with the Board of Directors (the “Board”) of American Campus Communities, Inc. (“ACC” or the “Company”) to help drive value for the benefit of all shareholders.

Unfortunately, your latest letter and the Company’s recently announced joint venture for the ownership of its existing eight-property Arizona State University (ASU) student housing portfolio (the “Joint Venture”), only underscores our concerns that additional change is required at the Company and that true shareholder representation is needed on the Board. It is disappointing that the Board has chosen not to work with a long-term and constructive shareholder, despite our repeated efforts to engage constructively and reach a resolution that would bring the much-needed accountability, oversight and importantly, shareholder alignment into the boardroom.

ACC’s Board and management team have overseen inferior total returns and operating margins, weak earnings growth and poor capital allocation for far too long. As we suggested when we first began our engagement with you and the Board, a top priority was to make it clear to shareholders that the Board and management will do everything it can to reverse these troubling trends. Our prior recommendations included, among others:

1.

Making it clear to investors that the substantial discount to NAV is unacceptable and assets will be sold, and capital returned to shareholders until such time as the shares trade at NAV even if that includes aggressively selling the Company’s assets.

•	To date, the Company continues to defend its performance despite ACC’s total shareholder returns continuing to lag peers.

•

The Company’s recently announced Joint Venture is wholly inadequate to close the substantial discount to NAV. Simply put – clear communication is critically needed to investors of the intention to sell large portfolios and return capital to shareholders as long as shares are at a discount to NAV.

2.

Establishing a new capital allocation committee of the Board to undertake a careful and comprehensive review of the Company’s capital allocation to balance management’s poorly aligned compensation incentives with shareholders.

•

The Capital Allocation Committee of the Board has failed to improve the Company’s capital allocation. Instead, ACC issued equity in 2021 at a steep discount despite Land & Buildings repeatedly pointing out that ACC’s NAV is significantly above its share price.

•

Reinvesting assets sale and joint venture proceeds into developments has not worked, why should investors expect it too now? The Company needs to return capital to shareholders to close the gap to NAV.

3.	Improving operating margins and reducing general and administrative expenses.

•	Operating margins continue to lag, and exorbitant G&A expenses remain. The Company has failed to effectively communicate any plans for improvement here.

4.	Providing more effective oversight of management to ensure they take all actions necessary to reverse these troubling trends.

•	The Board has failed to improve its oversight of management as evidenced by ACC’s continued discount to NAV and its continued share price underperformance relative to peers.

Unfortunately, more than a year after our initial discussions began, little progress has been made. When we addressed these issues with you and the Board, we were hopeful to amicably and collaboratively resolve the best path forward for the Company to maximize value for all shareholders, including putting me on the Board. Surprisingly, after hearing no response to my email to Oliver Luck, Chair of the Nominating and Corporate Governance Committee after my Board interview, it became clear to us that the Board was moving in another direction, leaving us with no choice but to take our case to ACC shareholders.

Both myself and Corey Lorinsky, my partner of over ten years, are uniquely qualified to be on the Board of ACC and we remain open to resolving the nomination without the expense and distraction of an extended proxy contest. Land & Buildings has a history of driving positive returns and we think the addition of a Land & Buildings’ representative on the Board would bring the investor perspective required to help improve the Company’s troubling status quo.

While we were hopeful that our resolution last year would have helped catalyze the change required at the Company, the new directors put forth were not selected by Land & Buildings, and importantly, it has become abundantly clear to us that what is really needed at ACC is shareholder alignment. In fact, we vehemently disagree with your contention that certain Board members bring a shareholder perspective “well beyond that offered by Mr. Lorinsky”. Having investment management experience does not bring the shareholder alignment that a true owner of the Company’s shares, like Land & Buildings, would bring to the boardroom.

We carefully documented the concerns analysts have with ACC in our presentation to all shareholders, which can be found at AcetheTestACC.com. As we previously communicated to you, many shareholders have expressed similar concerns. We strongly encourage you to speak with your current shareholders as well as those who have large REIT portfolios but do not own ACC to get their views. I have encouraged those shareholders who have expressed their frustration over the years with ACC to reach out directly to the Board, but would rather not have us share their names due to their company policies.

Our sincere hope continues to remain working collaboratively with the Board to help put the Company on a better path forward. We are available to continue our discussions.

All the best,

/s/ Jonathan Litt
Jonathan Litt
Land & Buildings